Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Company Contact:
Alliance Advisors, LLC. Mark McPartland / Chris Camarra 212-398-3487 ccamarra@allianceadvisors.net	John C. Regan, Chairman & CEO Nick Battaglia, CFO 412-243-3200
FOR IMMEDIATE RELEASE
FlagshipPDG Announces Second Quarter Results
PITTSBURGH, PA, September 12, 2008 — PDG Environmental, Inc. (dba FlagshipPDG) (OTC BB: PDGE), a leading provider of environmental remediation, disaster response and reconstruction services, today reported financial results for the second fiscal quarter and six months ended July 31, 2008.
Revenues for the second quarter of fiscal 2009 were $23.2 million, down 12.9% from the $26.6 million reported in the second quarter of fiscal 2008. Field margin for the second quarter of fiscal 2009 was $5.5 million or approximately 23.7% of revenue as compared to field margin of $6.8 million or approximately 25.6% of revenue in the prior year fiscal quarter. The drop in the field margin percentage is largely attributable to projected increased costs of approximately $0.7 million for a $4.0 million contract scheduled to be completed in the third quarter of fiscal 2009. The company reported a net after-tax loss of $(0.7) million, or $(0.04) per diluted share in the second quarter of fiscal 2009, compared with net income of $0.5 million, or $0.02 per diluted share in the second quarter of fiscal 2008. Earnings for the period were adversely impacted by the contract adjustment mentioned above and an increase in bad debt expense of $0.45 million due to claim settlements and higher receivable levels. Claim settlements generated $0.4 million of positive cash flow for the company. EBITDA (earnings before interest, taxes, depreciation and amortization) was a negative $(0.1) million for the current quarter versus a positive EBITDA of $1.7 million for the comparable period in fiscal 2008. Other direct and SG&A costs increased $0.3 million from the second quarter of fiscal 2008 largely due to increased bad debt expense offset by lower personnel costs. In the second quarter of fiscal 2009, FlagshipPDG recorded non-cash accounting costs of $0.3 million related to its July 2005 private placement as compared to $0.2 million the comparable period last year.
For the six moths ended July 31, 2008 revenues were $40.9 million, a decrease of $7.4 million or 15.3% from the $48.3 million reported for the six months ended July 31, 2007. Field margins were $10.2 million or 24.9% of revenues in fiscal 2009 as compared to $13.3 million or 27.5% in fiscal 2008. The drop in the field margin percentage is largely attributable to projected increased costs of approximately $0.7 million for the contract noted above. The company reported a net after-tax loss of $(1.9) million, or $(0.09) per diluted share for the six months ended July 31, 2008, compared with net income of $0.8 million, or $0.04 per diluted share for the six months ended July 31, 2007. Earnings for the period were adversely impacted by the lower than anticipated revenues generated in the first quarter of fiscal 2009, the contract adjustment mentioned above, and an increase in bad debt expense of $0.45 million noted above. EBITDA (earnings before interest, taxes, depreciation and amortization) was a negative $(0.9) million for the first six months of fiscal 2009 versus a positive EBITDA of $3.0 million for the comparable period in fiscal 2008. Other direct and SG&A costs increased $0.6 million from the first six months of fiscal 2008 due to increased bad debt expense, marketing and re-branding costs incurred in the first quarter of this fiscal year, and non-cash stock option expense. For the six months ended July 31, 2008, FlagshipPDG recorded non-cash accounting costs of $0.5 million related to its July 2005 private placement as compared to $0.4 million the comparable period last year.

“The second quarter profitability was impacted by the settlement of older claims as well as a contract cost adjustment on a large asbestos abatement contract. Excluding those items we would have achieved a field margin percentage at our expected levels of approximately 27%. While the second quarter revenues have increased over 31% from the first quarter, we are still seeing softness in the top line due largely to less planned reconstruction work throughout the country. During the quarter ended July 31, 2008, we responded to the floods in the mid-west and also Hurricane Dolly in Southeast Texas. We are currently responding to damage caused by Hurricane Gustav in Louisiana and are mobilizing for Hurricane Ike. At July 31, 2008, the backlog has decreased a bit from previous quarter levels but still remains strong at about $47 million and we expect that the active hurricane season will have a positive impact on the backlog and revenue levels going forward. We have and will continue to trim overhead costs where appropriate with our goal continuing to be to turn the corner on profitability.” said John C. Regan, chairman and chief executive officer of FlagshipPDG.
Conference Call
FlagshipPDG will host a conference call on September 12, 2008 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results.
Conference Call Details
Conference Call Details
Date: Friday, September 12, 2008
Time: 11:00 a.m. (EST)
Dial-in Number: 1-800-762-8779
International Dial-in Number: 1-480-248-5081
It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 11:00 a.m. call. A telephonic replay of the conference call may be accessed approximately two hours after the call through September 19, 2008, by dialing 1-800-406-7325 or 1-303-590-3030 for international callers and entering the replay access code 3915885.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release as actual results for the quarter.
About FlagshipPDG
FlagshipPDG, headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, FlagshipPDG has offices nationwide capable of responding to customer requirements coast to coast. For additional information, please visit http://www.FlagshipPDG.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on first parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
– Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended July 31,
	2008	2007

Contract Revenues	$23,207,000	$26,638,000

Job Costs	17,710,000	19,815,000

Field Margin	5,497,000	6,823,000

Other Direct Costs	2,443,000	2,782,000

Gross Margin	3,054,000	4,041,000

Selling General & Administrative expenses	3,614,000	2,991,000
Loss on Sale of Fixed Assets	4,000	—

Income (Loss) From Operations	(564,000)	1,050,000

Other Income (Expense):
Interest Expense	(202,000)	(309,000)
Non-cash interest expense for preferred dividends and accretion of discount	(260,000)	(219,000)
Interest and other income, net	16,000	147,000

	(446,000)	(381,000)

Income (Loss) Before Income Taxes	(1,010,000)	669,000

Income Tax (Benefit) Provision	(278,000)	164,000

Net Income (Loss)	$(732,000)	$505,000

Per share of common stock:
Basic	$(0.04)	$0.02

Dilutive	$(0.04)	$0.02

Earnings per share calculation:
Average common share equivalents outstanding	20,823,000	20,588,000

Average dilutive common share equivalents outstanding	—	759,000

Average common share and dilutive common equivalents outstanding	20,823,000	21,347,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended July 31,
	2008	2007

Net Income (Loss)	$(732,000)	$505,000

Income Tax Provision (Benefit)	(278,000)	164,000

Interest Expense	202,000	309,000

Non-cash interest expense for preferred dividends and accretion of discount	260,000	219,000

Depreciation and Amortization	444,000	473,000

EBITDA	(104,000)	1,670,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Six Months Ended July 31,
	2008	2007

Contract Revenues	$40,922,000	$48,338,000

Job Costs	30,712,000	35,049,000

Field Margin	10,210,000	13,289,000

Other Direct Costs	4,923,000	5,555,000

Gross Margin	5,287,000	7,734,000

Selling General & Administrative expenses	7,075,000	5,805,000
Loss on Sale of Fixed Assets	6,000	—

Income (Loss) From Operations	(1,794,000)	1,929,000

Other Income (Expense):
Interest Expense	(405,000)	(580,000)
Non-cash interest expense for preferred dividends and accretion of discount	(508,000)	(429,000)
Interest and other income, net	37,000	152,000

	(876,000)	(857,000)

Income (Loss) Before Income Taxes	(2,670,000)	1,072,000

Income Tax (Benefit) Provision	(795,000)	253,000

Net Income (Loss)	$(1,875,000)	$819,000

Per share of common stock:
Basic	$(0.09)	$0.04

Dilutive	$(0.09)	$0.04

Earnings per share calculation:
Average common share equivalents outstanding	20,819,000	20,546,000

Average dilutive common share equivalents outstanding	—	585,000

Average common share and dilutive common equivalents outstanding	20,819,000	21,131,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Six Months Ended July 31,
	2008	2007

Net Income (Loss)	$(1,875,000)	$819,000

Income Tax Provision (Benefit)	(795,000)	253,000

Interest Expense	405,000	580,000

Non-cash interest expense for preferred dividends and accretion of discount	508,000	429,000

Depreciation and Amortization	894,000	934,000

EBITDA	(863,000)	3,015,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	July 31,	January 31,
	2008	2008
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$14,000	$90,000
Contracts receivable, net	23,102,000	22,154,000
Costs and estimated earnings in excess of billings on uncompleted contracts	4,404,000	3,325,000
Inventories	650,000	689,000
Deferred income tax asset	1,124,000	1,111,000
Other current assets	667,000	94,000

Total Current Assets	29,961,000	27,463,000

Property, Plant and Equipment	12,342,000	12,201,000
Less: accumulated depreciation	(10,341,000)	(9,859,000)

	2,001,000	2,342,000

Goodwill	2,614,000	2,614,000
Deferred Income Tax Asset	3,631,000	2,804,000
Contracts Receivable, Non Current	677,000	677,000
Costs in excess of billings, Non Current	3,327,000	3,327,000
Intangible and Other Assets	4,632,000	5,018,000

Total Assets	$$46,843,000	$44,245,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$$11,241,000	$9,729,000
Billings in excess of costs and estimated earnings on uncompleted contracts	2,074,000	1,832,000
Accrued income taxes	218,000	255,000
Current portion of long-term debt	388,000	412,000
Accrued liabilities	6,104,000	4,921,000
Mandatorily Redeemable Cumulative Convertible Series C Preferred Stock	3,954,000	—

Total Current Liabilities	23,979,000	17,149,000

Long-Term Debt	11,537,000	10,679,000

Mandatorily Redeemable Cumulative Convertible Series C Preferred Stock	—	3,446,000

Total Liabilities	35,516,000	31,274,000

Stockholders’ Equity
Common stock	418,000	418,000
Common stock warrants	1,628,000	1,628,000
Additional paid-in capital	19,959,000	19,728,000
Retained Earnings (deficit)	(10,640,000)	(8,765,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	11,327,000	12,971,000

Total Liabilities and Stockholders’ Equity	$$46,843,000	$44,245,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	For the Six Months Ended July 31,
	2008	2007
Cash Flows From Operating Activities:

Net Income (loss)	$(1,875,000)	$819,000
Adjustments to Reconcile Net Income (Loss) to Cash:
Depreciation and amortization	894,000	934,000
(Benefit) Provision for deferred income taxes	(840,000)	111,000
Interest expense for Series C preferred stock accretion of discount	508,000	429,000
Loss on sale of fixed assets	6,000	—
Stock based compensation	229,000	149,000
Provision for uncollectable accounts	450,000	(39,000)

	(628,000)	2,403,000

Changes in Assets and Liabilities Other than Cash:
Contracts receivable	(1,398,000)	(6,812,000)
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	(1,079,000)	145,000
Inventories	39,000	(116,000)
Prepaid/accrued income taxes	(37,000)	306,000
Other current assets	740,000	878,000
Accounts payable	1,512,000	1,689,000
Billings in excess of costs and estimated earnings on uncompleted contracts	242,000	972,000
Accrued liabilities	629,000	795,000

Total Changes in Assets and Liabilities Other than Cash	648,000	(2,143,000)

Net Cash Provided by Operating Activities	20,000	260,000

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(153,000)	(365,000)
Proceeds from sale of fixed assets	4,000
Change in other assets	3,000	(58,000)

Net Cash Used in Investing Activities	(146,000)	(423,000)

Cash Flows From Financing Activities:
Proceeds from debt	1,005,000	960,000
Proceeds from exercise of stock options and warrants	2,000	69,000
Payment of premium financing liability	(759,000)	(572,000)
Principal payments on debt	(198,000)	(185,000)

Net Cash Provided by Financing Activities	50,000	272,000

Change in cash and cash equivalents	(76,000)	109,000
Cash and cash equivalents, beginning of period	90,000	158,000

Cash and Cash Equivalents, end of period	$14,000	$267,000

Supplementary disclosure of non-cash Investing and Financing Activity:
Change in goodwill and accrued liabilities for earnout liability	—	(32,000)
Financing of annual insurance premium	$1,313,000	$983,000
Non-Cash purchase of fixed assets financed through capital lease	$27,000	$176,000